UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1900, 205 – 5th Avenue SW
Calgary, Alberta T2P 2V7

(403) 264-9046

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this report on Form 6-K are each incorporated by reference into and as an exhibit to, as applicable, the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-277054) and Form F-3 (File No. 333-282275).

GREENFIRE RESOURCES LTD.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2025
99.2	Management's Discussion and Analysis for the period ended June 30, 2025
99.3	News Release dated August 6, 2025
99.4	News Release dated August 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

By:	/s/ Colin Germaniuk
Name:	Colin Germaniuk
Title:	President

Date: August 7, 2025

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